SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment # 1)*

Aegerion Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00767E102

(CUSIP Number)

Hilary Strain

Alta Partners

One Embarcadero Center, Suite 3700

San Francisco, CA 94111

(415) 362-4022

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 18, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's  initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of  the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP # 00767E102

13D

Page 2 of 13 pages

(1) Names of Reporting Persons.
Alta BioPharma Partners III, L.P.
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Source Of Funds
WC
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

(6) Citizenship Or Place Of Organization
Delaware

Number Of Shares (7) Sole Voting Power 1,998,552 (a)
Beneficially Owned
By Each Reporting
Person With (8) Shared Voting Power -0-

(9) Sole Dispositive Power 1,998,552 (a)

(10) Shared Dispositive Power -0-

(11) Aggregate Amount Beneficially Owned By Each Reporting Person
1,998,552 (a)
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

(13) Percent Of Class Represented By Amount In Row (11)
7.8% (b)
(14) Type Of Reporting Person
PN

(a)   Alta BioPharma Partners III, L.P. (“ABPIII”) has sole voting and dispositive control over these shares of common stock (“Common Stock”) of Aegerion Pharmaceuticals, Inc. (the “Issuer”), except that Alta BioPharma Management III, LLC (“ABMIII”), the general partner of ABPIII, and Farah Champsi (“Champsi”), Edward Hurwitz (“Hurwitz”), and Edward Penhoet (“Penhoet”), directors of ABMIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b)   The percentage set forth in row (13) is based on an aggregate of 25,468,619 shares of Common Stock outstanding as of August 1, 2012 as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on August 9, 2012.

CUSIP # 00767E102

13D

Page 3 of 13 pages

(1) Names of Reporting Persons.
Alta BioPharma Partners III GmbH & Co. Beteiligungs KG
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Source Of Funds
WC
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

(6) Citizenship Or Place Of Organization
Germany

Number Of Shares (7) Sole Voting Power 134,162(c)
Beneficially Owned
By Each Reporting
Person With (8) Shared Voting Power -0-

(9) Sole Dispositive Power 134,162(c)

(10) Shared Dispositive Power -0-

(11) Aggregate Amount Beneficially Owned By Each Reporting Person
134,162 (c)
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

(13) Percent Of Class Represented By Amount In Row (11)
0.5% (b)
(14) Type Of Reporting Person
PN

(c)   Alta BioPharma Partners III GmbH & Co. Beteiligungs KG (“ABPIIIKG”) has sole voting and dispositive control over these shares of Common Stock, except that ABMIII, as the managing limited partner of ABPIIIKG, and Champsi, Penhoet, and Hurwitz, as directors of ABMIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b)   The percentage set forth in row (13) is based on an aggregate of 25,468,619 shares of Common Stock outstanding as of August 1, 2012 as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on August 9, 2012.

CUSIP # 00767E102

13D

Page 4 of 13 pages

(1) Names of Reporting Persons.
Alta BioPharma Management III, LLC
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Source Of Funds
AF
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

(6) Citizenship Or Place Of Organization
Delaware

Number Of Shares (7) Sole Voting Power -0-
Beneficially Owned
By Each Reporting
Person With (8) Shared Voting Power 2,132,714(d)
(9) Sole Dispositive Power -0-
(10) Shared Dispositive Power 2,132,714(d)
(11) Aggregate Amount Beneficially Owned By Each Reporting Person
2,132,714 (d)
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

(13) Percent Of Class Represented By Amount In Row (11)
8.4% (b)
(14) Type Of Reporting Person
OO

(d) ABMIII is the general partner of ABPIII and the managing limited partner of ABPIIIKG and shares voting and dispositive power over the shares of Common Stock held by those entities.

(b)   The percentage set forth in row (13) is based on an aggregate of 25,468,619 shares of Common Stock outstanding as of August 1, 2012 as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on August 9, 2012.

CUSIP # 00767E102

13D

Page 5 of 13 pages

(1) Names of Reporting Persons.
Alta Embarcadero BioPharma Partners III, LLC
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Source Of Funds
WC
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

(6) Citizenship Or Place Of Organization
California

Number Of Shares (7) Sole Voting Power 49,204(e)
Beneficially Owned
By Each Reporting
Person With (8) Shared Voting Power -0-
(9) Sole Dispositive Power 49,204(e)

(10) Shared Dispositive Power -0-
(11) Aggregate Amount Beneficially Owned By Each Reporting Person
49,204 (e)
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

(13) Percent Of Class Represented By Amount In Row (11)
0.2% (b)
(14) Type Of Reporting Person
OO

(e)   Alta Embarcadero BioPharma Partners III, LLC (“AEBPIII”) has sole voting and dispositive control over these shares of Common Stock, except that Champsi, Penhoet, and Hurwitz, as managers of AEBPIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b) The percentage set forth in row (13) is based on an aggregate of 25,468,619 shares of Common Stock outstanding as of August 1, 2012 as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on August 9, 2012.

CUSIP # 00767E102

13D

Page 6 of 13 pages

(1) Names of Reporting Persons.
Farah Champsi
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Source Of Funds
AF
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

(6) Citizenship Or Place Of Organization
U.S.A.

Number Of Shares (7) Sole Voting Power -0-
Beneficially Owned
By Each Reporting
Person With (8) Shared Voting Power 2,181,918(f)
(9) Sole Dispositive Power -0-
(10) Shared Dispositive Power 2,181,918(f)
(11) Aggregate Amount Beneficially Owned By Each Reporting Person
2,181,918 (f)
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

(13) Percent Of Class Represented By Amount In Row (11)
8.6% (b)
(14) Type Of Reporting Person
IN

 (f)   Champsi is a director of ABMIII and a manager of AEBPIII and shares voting and dispositive control over the shares of Common Stock held by ABPIII, ABPIIIKG and AEBPIII.  Champsi disclaims beneficial ownership of such shares except to the extent of her proportionate pecuniary interest therein.

(b)   The percentage set forth in row (13) is based on an aggregate of 25,468,619 shares of Common Stock outstanding as of August 1, 2012 as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on August 9, 2012.

CUSIP # 00767E102

13D

Page 7 of 13 pages

(1) Names of Reporting Persons.
Edward Penhoet
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Source Of Funds
AF
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

(6) Citizenship Or Place Of Organization
U.S.A.

Number Of Shares (7) Sole Voting Power -0-
Beneficially Owned
By Each Reporting
Person With (8) Shared Voting Power 2,181,918(g)
(9) Sole Dispositive Power -0-
(10) Shared Dispositive Power 2,181,918(g)
(11) Aggregate Amount Beneficially Owned By Each Reporting Person
2,181,918 (g)
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

(13) Percent Of Class Represented By Amount In Row (11)
8.6% (b)
(14) Type Of Reporting Person
IN

(g)   Penhoet is a director of ABMIII and a manager of AEBPIII and shares voting and dispositive control over the shares of Common Stock held by ABPIII, ABPIIIKG and AEBPIII. Penhoet disclaims beneficial ownership of such shares except to the extent of his proportionate pecuniary interest therein.

(b)   The percentage set forth in row (13) is based on an aggregate of 25,468,619 shares of Common Stock outstanding as of August 1, 2012 as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on August 9, 2012.

CUSIP # 00767E102

13D

Page 8 of 13 pages

(1) Names of Reporting Persons.
Edward Hurwitz
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Source Of Funds
AF
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

(6) Citizenship Or Place Of Organization
U.S.A.

Number Of Shares (7) Sole Voting Power -0-
Beneficially Owned
By Each Reporting
Person With (8) Shared Voting Power 2,181,918(h)
(9) Sole Dispositive Power -0-
(10) Shared Dispositive Power 2,181,918(h)
(11) Aggregate Amount Beneficially Owned By Each Reporting Person
2,181,918 (h)
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

(13) Percent Of Class Represented By Amount In Row (11)
8.6% (b)
(14) Type Of Reporting Person
IN

(h)   Hurwitz is a director of ABMIII and a manager of AEBPIII and shares voting and dispositive control over the shares of Common Stock held by ABPIII, ABPIIIKG and AEBPIII. Hurwitz disclaims beneficial ownership of such shares except to the extent of his proportionate pecuniary interest therein.

(b)   The percentage set forth in row (13) is based on an aggregate of 25,468,619 shares of Common Stock outstanding as of August 1, 2012 as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on August 9, 2012.

CUSIP # 00767E102

13D

Page 9 of 13 pages

Item 1.

Security and Issuer.

This Amendment No. 1 to Schedule 13D is being filed to amend the initial statement on Schedule 13D relating to the common stock, par value $0.001 per share, of Aegerion Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission on November 8, 2010 (the “Original Schedule 13D”). The Original Schedule 13D is hereby amended and supplemented below and the Original Schedule 13D remains in full force and effect.

The principal executive office of the Issuer is located at 101 Main Street Suite 1850, Cambridge, MA 02142. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2.

Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)

This Statement is being filed by (i) Alta BioPharma Partners III, L.P., a Delaware limited partnership (“ABPIII”), (ii) Alta BioPharma Partners III GmbH & Co. Beteiligungs KG, a German limited partnership (“ABPIIIKG”), (iii) Alta BioPharma Management III, LLC, a Delaware limited liability company (“ABMIII”), (iv) Alta Embarcadero BioPharma Partners III, LLC, a California limited liability company (“AEBPIII,” and together with ABPIII and ABPIIIKG, the “Funds”), and (v) Farah Champsi, Edward Penhoet, and Edward Hurwitz (collectively referred to as the “Directors”), are the Directors of ABMIII and the managers of AEBPIII.  The Funds, ABMIII, and the Directors are sometimes hereinafter collectively referred to as the “Reporting Persons.”

(b)

The principal executive offices and the business address of each reporting persons of are located at One Embarcadero Center, Suite 3700, San Francisco, California 94111.

(c)

The principal business of ABPIII, ABPIIIKG and AEBPIII is making venture capital investments.  ABMIII’s principal business is acting as general partner of ABPIII and managing limited partner of ABPIIIKG.  Each of the Directors’ principal business is acting as a director of ABMIII and as manager of AEBPIII.

(d)

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)

Each of the Directors is a citizen of the United States.

CUSIP # 00767E102

13D

Page 10 of 13 pages

Item 5.

Interest in Securities of the Issuer.

Items 5(a), 5(b), and 5(c) of the Original Schedule 13D is hereby amended and restated in their entirety to read as follows:

(a)

As of October 22, 2012, ABPIII directly held 1,998,552 shares of Common Stock, ABPIIIKG directly held 134,162 shares of Common Stock, and AEBPIII directly held 49,204 shares of Common Stock, representing 7.8%, 0.5% and 0.2%, respectively, of the Issuer’s outstanding Common Stock as of such date.  As the general partner of ABPIII and the managing limited partner of ABPIIIKG, ABMIII beneficially owned an aggregate of 2,132,714 shares of Common Stock, representing 8.4% of the Issuer’s Common Stock outstanding as of such date. Each of the Directors beneficially owned 2,181,918 shares of Common Stock, representing 8.6% of the Issuer’s outstanding Common Stock as of such date.  The percentages set forth in this Item 5 are calculated based upon 25,468,619 shares of Common Stock outstanding as of August 1, 2012 as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on August 9, 2012.

(b)

ABPIII has sole voting and dispositive control over 1,998,552 shares of Common Stock.  ABPIIIKG has sole voting and dispositive control over 134,162 shares of Common Stock.  AEBPIII has sole voting and dispositive control over 49,204 shares of Common Stock.  None of the other Reporting Persons owns any securities of the Issuer directly. ABMIII, as the general partner of ABPIII and managing limited partner of ABPIIIKG, shares the power to direct the voting and disposition of the 1,998,552 shares of Common Stock held directly by ABPIII and 134,162 shares of Common Stock held directly by ABPIIIKG and may be deemed to beneficially own the shares of Common Stock held by such entities. By virtue of their positions as directors of ABMIII and managers of AEBPIII, each Director shares the power to direct the disposition and vote of the 1,998,552 shares of Common Stock held directly by ABPIII, the 134,162 shares of Common Stock held directly by ABPIIIKG and the 49,204 shares of Common Stock held directly by AEBPIII and may be deemed to beneficially own the shares of Common Stock held by such entities. Each of the Directors disclaims beneficial ownership of all such shares of Common Stock held by the foregoing funds, except to the extent of his or her proportionate pecuniary interest therein.

(c)

On October 15, 2012, ABP III, ABPIIIKG, and AEBPIII disposed of 55,626, 3,736 and 1,371 shares of the Issuer’s Common Stock, respectively, on the public market at an average price of $17.54 per share.

On October 16, 2012, ABP III, ABPIIIKG, and AEBPIII disposed of 128,229, 8,611 and 3,160 shares of the Issuer’s Common Stock, respectively, on the public market at an average price of $18.67 per share.

On October 18, 2012, ABP III, ABPIIIKG, and AEBPIII disposed of 183,184, 12,302 and 4,514 shares of the Issuer’s Common Stock, respectively, on the public market at an average price of $21.53 per share.

On October 19, 2012, ABP III, ABPIIIKG, and AEBPIII disposed of 6,961, 467 and 172 shares of the Issuer’s Common Stock, respectively, on the public market at an average price of $21.19 per share.  On the same day, ABP III, ABPIIIKG, and AEBPIII also disposed of 91,500, 6,200 and 2,300 shares of the Issuer’s Common Stock, respectively, on the public market through option contract disclosed in Item 6 below at a price of $17.50 per share.

CUSIP # 00767E102

13D

Page 11 of 13 pages

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following supplements Item 6 of the Original Schedule 13D.

On October 16, 2012, ABPIII, ABPIIIKG, and AEBP III, entered into a covered call option contract to sell 91,500, 6,200 and 2,300 shares of the Issuer’s Common Stock, respectively, on the public market.  The Funds received $3.48 per share for selling the right to buy at a strike price of $17.50.  Closing price on October 19, 2012 was $19.65.  As a result, this option contract was exercised.

On October 16, 2012, ABPIII, ABPIIIKG, and AEBP III, entered into a second covered call option contract to sell 91,500, 6,200 and 2,300 shares of the Issuer’s Common Stock, respectively, on the public market.  The Funds received $1.97 per share for selling the right to buy at a strike price of $20.00.  Closing price on October 19, 2012 was $19.65.  As a result, this option contract expired worthless.

On October 16, 2012, ABPIII, ABPIIIKG, and AEBP III, entered into a third covered call option contract to sell 91,500, 6,200 and 2,300 shares of the Issuer’s Common Stock, respectively, on the public market.  The Funds received $0.96 per share for selling the right to buy at a strike price of $22.00.  Closing price on October 19, 2012 was $19.65.  As a result, this option contract expired worthless.

Item 7.

Material to be Filed as Exhibits.

Exhibit A:

Joint Filing Statement.

CUSIP # 00767E102

13D

Page 12 of 13 pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 22, 2012

Alta BioPharma Partners III, L.P.

Alta BioPharma Management III, LLC

By: Alta BioPharma Management III, LLC

By:            /s/ Farah Champsi

By:            /s/ Farah Champsi

Farah Champsi, Director

Farah Champsi, Director

Alta Embarcadero BioPharma Partners III, LLC

By:            /s/ Farah Champsi

                Farah Champsi, Manager

Alta BioPharma Partners III GmbH &Co. Beteiligungs KG

By: Alta BioPharma Management III, LLC

By:            /s/ Farah Champsi

                Farah Champsi, Director

                  /s/ Farah Champsi

                 /s/ Edward Hurwitz

                  /s/ Edward Penhoet

CUSIP # 00767E102

13D

Page 13 of 13 pages

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date:  October 22, 2012

Alta BioPharma Partners III, L.P.

Alta BioPharma Management III, LLC

By: Alta BioPharma Management III, LLC

By:            /s/ Farah Champsi

By:            /s/ Farah Champsi

Farah Champsi, Director

Farah Champsi, Director

Alta Embarcadero BioPharma Partners III, LLC

By:            /s/ Farah Champsi

                Farah Champsi, Manager

Alta BioPharma Partners III GmbH &Co. Beteiligungs KG

By: Alta BioPharma Management III, LLC

By:            /s/ Farah Champsi

                Farah Champsi, Director

                  /s/ Farah Champsi

                 /s/ Edward Hurwitz

                  /s/ Edward Penhoet